

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 8, 2008

Craig A. Waltzer, Chief Executive Officer
Aventura Holdings, Inc.
5555 Anglers Avenue, Suite 9
Ft. Lauderdale, FL 33312
Facsimile: (305) 402-2832

> **Re:** **Aventura Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 1, 2008**
> **File No. 333-155097**

Dear Mr. Waltzer:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one in our letter dated November 25, 2008. However, filing your recent annual and quarterly reports as exhibits to the registration statement is not adequate. Since you are not eligible to incorporate by reference, you must include all required information in the prospectus (i.e. Part I of the Form S-1). Please revise accordingly.

Prospectus Cover Page

2.   Please revise the sentence making up the fourth paragraph on the prospectus cover page to clarify that the offering <u>by the company</u> will be conducted on a best-efforts basis utilizing the efforts of Craig A. Waltzer, your chief executive officer.

* * *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

   You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3257, with any questions.

          Sincerely,

          /s/ Celeste M. Murphy
          Legal Branch Chief